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FORCENERGY INC                                                  [LOGO]



June 13, 1997




Filing Officer
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549


Re:     Forcenergy Inc Registration Statement on Form 8-A


Ladies and Gentlemen:


The Registration Statement on Form 8-A (File No. 0-26444) filed on June 11, 1997 as a 12(g) document is hereby withdrawn and replaced by a Form 8-A filed as a 12(b) document. The replacement filing will be completed on June 13, 1997.

Please feel free to contact me at (305) 856-8500 with any questions. Thank you.


Sincerely,

FORCENERGY INC

/s/ E. Joseph Grady
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E. Joseph Grady
Vice President--Chief Financial Officer


EJG/nt


cc:   Stig Wennerstrom




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HEADQUARTERS                              REGIONAL OFFICE
Forcenergy Center          TELEPHONE      Three Lakeway Center            TELEPHONE
2730 SW 3rd Avenue         305/856-8500   3838 North Causeway Boulevard   504/838-7022
Suite 800                  FAX            Suite 2300                      FAX
Miami, Florida 33129-2237  305/856-4300   Metairie, Louisiana 70002       504/838-7017

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